Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, July 27, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Instruction No. 44, dated as of August 23, 2021 and the CVM Instruction No. 480, dated as of December 7, 2009 (“CVM Instruction No. 480/09”), as amended, in addition to the Material Fact disclosed on December 02, 2022, hereby announces to its shareholders, investors and the market, the Capital Expenditure (CAPEX) estimate update for 2022 from R$13.6 billion to R$16.1 billion, as follows:

CAPEX (R$ billion)	Old	New
Maintenance	5.0	5.5
Expansion, Modernization, Port Terminals and Other	0.7	0.7
Land and Forests	0.6	2.6
Subtotal	6.3	8.8
Cerrado Project	7.3	7.3
Total	13.6	16.1

The increase in the Land and Forests versus the previous projection results from the corporate acquisitions of Parkia and Caravelas, disclosed to the market through the Material Facts of 04/28/2022 and 06/22/2022, and Notice to the Market released on 06/29/2022.

With regard to investment in maintenance, the higher expenditure in relation to the previous guidance refers mainly to the anticipation of payment aiming at greater financial efficiency.

These estimates will be included in section 11 of the Company's Reference Form and published on the websites of CVM (http://www.cvm.gov.br/) and the Company (http://ri.suzano.com.br) within the legal deadline.

By disclosing the information contained in this Material Fact notice, the Company reiterates its commitment to transparency towards its shareholders, investors and the market and will keep them adequately informed of any subsequent decision that results in a significant change in the Capex estimated for the year.

The Capex estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipate”, “believe”, “expect”, “foresee”, “intend”, “plan”, “project”, “aim”, “should” and other similar terms are intended to identify these forecasts, which, involve risks or uncertainties foreseen or not by the Company. Information about business prospects, projections and financial targets merely represents forecasts based on the management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions, as well as the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, July 27, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer